

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Andrew Paradise
Chief Executive Officer and Chairman
Skillz Inc.
PO Box 445
San Francisco, CA 94104

> **Re: Skillz Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 10-Q for the Quarterly Period Ended March 31, 2022**
> **Filed May 6, 2022**
> **Form 8-K Furnished May 4, 2022**
> **File No. 001-39243**

Dear Mr. Paradise:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 39

1.   Your discussion and analysis should describe any known trends or uncertainties that are reasonably likely to have a material impact on revenues or income from continuing operations. For example, we note your disclosures in the February 23, 2022 Form 8-K regarding the expected reduced level of engagement marketing spend for 2022 and the expectation that migrating more spend to Aarki will result in significant efficiencies in user acquisition marketing spend going forward. Please disclose your expectations regarding engagement marketing spend and user acquisition costs for 2022 and the resultant expected impact on revenues and results of operations. Also, considering the

significant revenue growth rates for the past three years, explain why the expected reduction in engagement marketing expense would result in a disproportionately greater reduction in expected revenue for fiscal 2022. Refer to Item 303(b)(2)(ii) of Regulation S-K.

2. Please revise your discussion of ARPU and ARPPU to clarify that these measures do not include end-user incentives that were included in sales and marketing expense. Considering the significance of the end user incentives, quantify such amounts on an equivalent per user basis for each period presented to provide further context and balance to your disclosures. We refer to your response to comment 5 in your November 17, 2020 letter. In addition, please describe and quantify the extent to which these metrics are impacted by end users entering paid competitions with prior winnings and user incentives. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

3. You disclose that as of December 31, 2021 you had over 10,000 registered game developers on your platform that have launched a game integration. Please clarify whether this represents a cumulative measure of registered game developers. If so, disclose the number of game developers that have a live game on your platform as of the period end to provide further context for this disclosure as well as your disclosure regarding reliance on a small number of game developers.

Our Financial Model, page 40

4. You state on page 39 that you offer over $164 million in prizes each month. Please tell us the amount of Gross Marketplace Volume ("GMV") that was paid out in prizes and revise to disclose the estimated percentage paid for each period presented, clarifying whether this includes cash and luxury goods as well as Bonus Cash returned as winnings for entries paid with Bonus Cash. In addition, quantify the extent to which prizes were sponsored by third parties, if material. In this regard on page 4 you disclose that users can compete in brand sponsored competitions and in Exhibit 99.2 to the February 23, 2022 Form 8-K, you state that partnering with brands to sponsor prizes was a key initiative. Lastly, revise to disclose the amount of GMV for each period presented, similar to your disclosures in the Form 8-K noted herein.

Consolidated Financial Statements
Note 9. Commitments and Contingencies, page 88

5. We note your disclosure on page 36 regarding the pending securities class action lawsuit filed against Skillz Inc. Please tell us your consideration to include a discussion of this matter here. In this regard, if there is a reasonable possibility that a material loss may have been incurred in relation to this matter, please disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 and 50-4.

Form 10-Q for the Quarterly Period Ended March 31, 2022

Management Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 30

6.   You disclose that the increase in revenues was attributable primarily to revenue from Aarki and an increase in live event tournament revenue. Please tell us the revenue contribution attributable to each of these factors. Also, explain the reasons for the significant decrease in revenue growth rate compared to previous periods. In this regard, we note that engagement marketing expense increased as a percentage of revenues compared to March 31, 2021. Please revise your disclosures as necessary to ensure that you describe the underlying reasons for material changes from period-to-period, including offsetting amounts, in both quantitative and qualitative terms. Refer to Item 303(c) of Regulation S-K.

Sales and Marketing, page 30

7.   In your May 4, 2022 Form 8-K and your Q1 2022 earnings call you disclose improvements in user acquisition efficiency. Please tell us and disclose, in quantified terms, the impact on user acquisition costs attributable to migrating more spend to Aarki.

Form 8-K furnished May 4, 2022

Exhibit 99.1, page 1

8.   We note that your presentation of the non-GAAP performance measure called "Revenue after Engagement Marketing" adjusts GAAP revenues recognized on a gross basis to exclude engagement marketing expenses that are primarily comprised of end user incentives and thus presents revenue as if its on a net basis. Please explain to us why you believe this non-GAAP measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs) and Rule 100(b) of Regulation G.

9.   We note your discussion of adjusted EBITDA in the header of Exhibit 99.1 without a discussion of net loss with equal or greater prominence. Please revise in future filings. Refer to Question 102.10 of the non-GAAP C&DIs.

10.   You disclose that improved user acquisition marketing efficiency enabled you to reduce spend significantly over the prior quarter. You also state that eliminated low-return engagement marketing programs resulted in a meaningful reduction in engagement marketing as a percentage of revenue over the prior quarter. However, we note that both user acquisition costs and engagement marketing as a percentage of revenue increased compared to the quarter ended March 31, 2021. If this disclosure is based on sequential fluctuations, please ensure that it is clear what is meant by "prior quarter."

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Senior Staff Accountant at 202-551-3449 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven J. Gavin, Esq.